Exhibit 20.1






                          July 6, 2000


To Our Shareholders:

     After extensive study, the Board of Directors of Frozen Food Express Industries, Inc. has adopted a shareholder Rights Agreement designed to ensure that all of the Company's shareholders receive fair and equal treatment in the event of any proposal to acquire the Company. The agreement is intended to protect the interests of our shareholders in the event of abusive or unfair takeover tactics. It is not designed to prevent the acquisition of the Company on terms beneficial to all shareholders.

     Terms of the agreement are contained in the Summary of Rights enclosed with this letter. This letter is for informational purposes only, and no action is required of you at this time.

     Effective as of the close of business on June 26, 2000, the rights were implicitly attached to all shares of the Company's Common Stock. Because the rights are not currently exercisable and have no current market value, certificates representing the rights will not be issued at this time; the rights will trade with and be represented by your Common Stock certificate. The rights detach and trade separately from the Common Stock following the acquisition by a person or group of 15 percent or more of the Company's Common Stock or, at the Board's option, following the announcement of a tender or exchange offer to acquire an interest in the Company of 15 percent or more. The rights may be exercised once a person or group owns 15 percent or more of the Company's Common Stock. If the rights become exercisable, they entitle all holders - except the prospective acquiror - to purchase stock in the Company or the resulting entity from a merger involving the Company at a discounted price. One objective of the plan is to encourage a prospective acquiror to negotiate a transaction that is fair to all shareholders with the Board of Directors of the Company.

     The Company currently has no shareholder with an interest of 15 percent or more, and the Board is not aware of any current attempt to take control of the Company. We have a great deal of optimism about the future of our Company, and the Rights Agreement helps to ensure that our shareholders will have greater opportunity to enjoy the benefits of the Company's success.

     In addition, on June 14, 2000, the Board of Directors approved amendments to the Company's Bylaws which fix the maximum number of directors at nine, provide for a staggered board commencing at the 2001 annual meeting of shareholders and provide that directors may only be removed for cause. These amendments are intended to further protect our shareholders in the event of an abusive takeover attempt.

     Statements contained in this letter which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties (contained in the company's SEC filings) which could cause actual results to differ.

                              Very truly yours,



                              Stoney M. Stubbs, Jr.
                              President and Chief Executive
Officer

Enclosure






              FROZEN FOOD EXPRESS INDUSTRIES, INC.

                        SUMMARY OF RIGHTS

                          July 6, 2000


      Each holder of shares of FROZEN FOOD EXPRESS INDUSTRIES, INC. Common Stock as of June 26, 2000 (the "Record Date") received a distribution on July 6, 2000 (the "Distribution Date") of a right to purchase one share (a "Right") per share of Common Stock in accordance with and pursuant to a Rights Agreement between the Company and Fleet National Bank dated as of June 14, 2000. A Right will also accompany each share of Common Stock issued following the Record Date. Each Right, if it first becomes exercisable, entitles the holder to purchase from Frozen Food Express Industries, Inc. one share of Common Stock at an initial exercise price of $11.00 per share (the "Exercise Price"), subject to adjustment.

      Exercisability of Rights. Initially, the Rights will not be exercisable or transferable apart from the shares of Common Stock with respect to which they were distributed, and will be evidenced only by the certificates representing such shares. The Rights will become exercisable and transferable apart from the
Common Stock on a date (the "Separation Date") that is the earlier of (i) the close of business on the tenth business day after the Stock Acquisition Date, defined as the first date of a public announcement by the Company that a person or group of affiliated or associated persons has become an Acquiring Person (as described below) or (ii) the close of business on such date as a majority of the Board of Directors shall determine, which date shall follow the commencement of a tender or exchange offer that, if consummated, would result in a person or group becoming an Acquiring Person. The Rights will be exercisable from the Separation Date until the Expiration Date, which is the earlier of (i) the close of business on the ten-year anniversary of the date of the Rights Agreement (the "Final Expiration Date"), (ii) the date the Rights are redeemed by the Company, (iii) the date the Rights are exchanged by the Company, or (iv) immediately prior to the effective time of a consolidation, merger or share exchange of the Company (A) into another corporation or (B) with another corporation in which the Company is the surviving corporation but Common Stock is converted into cash and/or securities of another corporation, in each case pursuant to an agreement entered into by the Company prior to a Stock Acquisition Date, at which time the Rights will expire.

      A person or group becomes an Acquiring Person when such person or group, acquires or obtains the right to acquire beneficial ownership of 15% or more of the then outstanding shares of Common Stock, with certain exceptions described in the Rights Agreement (including exceptions for shares owned by the Company or a subsidiary or employee benefit plan of the Company, and for shares owned by any person who the Board of Directors determines inadvertently reached such 15% beneficial ownership level and who promptly divests sufficient shares such that 15% or greater beneficial ownership ceases).

      Transferability of Rights. Prior to the Separation Date, the Rights will not be transferable apart from the shares of Common Stock to which they are attached. Thus, the surrender or transfer of any Common Stock certificate prior to that date will also constitute the transfer of the Rights associated with the shares represented by such certificate. Until the Separation Date (or earlier redemption, exchange or expiration of the Rights), new Common Stock certificates issued after the Record Date, upon transfer or new issuance of shares of Common Stock, will contain a notation incorporating the Rights Agreement by reference. Until the Separation Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock, outstanding as of the Record Date, even without such notation or a copy of a Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable after the Separation Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to each record holder of shares of Common Stock as of the close of business on the Separation Date and, in certain circumstances, holders of certain shares issued after the Separation Date. Until exercised, the holders will not have any rights of holders of Common Stock, including any rights to vote or receive dividends on the Common Stock.

      Flip-In Rights. Upon the tender for or the acquisition of 15% of the Common Stock by an Acquiring Person (a "Flip-In Event"), each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, upon exercise and payment of the Exercise Price, the number of having a market value immediately prior to the Flip-In Event equal to two times the then current Exercise Price of the Right (the "Adjustment Shares"); provided, however, that if the quotient obtained when the Exercise Price is divided by the Adjustment Shares is less than the par value of the Common Stock, the number of Adjustment Shares shall be the quotient obtained when the Exercise Price is divided by the par value of the Common Stock. Any Right that is (or, in certain circumstances specified in the Rights Agreement, was) beneficially owned by an Acquiring Person (or any of its affiliates or associates, as defined) will become null and void upon the occurrence of the Flip-In Event. Cash will be paid in lieu of fractional shares.

      For example, at the Exercise Price of $11 per Right, if any person becomes the beneficial owner of 15% or more of the outstanding Common Stock of the Company, thereafter each Right (other than Rights owned by such 15% Acquiring person or any of its affiliates or associates, which will have become void) would entitle its holder to purchase $22 worth of Common Stock for $11. Assuming that the Common Stock had a per share value of $5.50 at such time, each Right would effectively entitle its holder to purchase four shares of Common Stock for $11.

      Flip-Over Rights. If, at any time following a Flip-in Event, either (A) the Company is acquired in a merger or other business combination transaction, the Acquiring Person controls the Board of Directors of the Company and either (i) the investment of the shares owned by those other than the Acquiring Person are not identified to the shares owned by the Acquiring Person or (ii) the transaction is with the Acquiring Person or a related party; or (B) the Company sells or otherwise transfers more than 50% of its aggregate assets or earning power to a related party if approved by Company after Acquiring Person Controls the Board of Directors of the Company, each holder of a Right (except Rights previously voided as described above) will thereafter have the right (the "Flip-Over Right") to receive, upon exercise, shares of common stock of the Acquiring Person having a value equal to twice the Exercise Price of the Right. The Flip-Over Right will be exercisable apart from, and regardless of the exercise or surrender of, the Flip-In Right.

     Redemption of the Rights. At any time prior to the close of business on the tenth business day following a public announcement that a party is an Acquiring Person, the Board of Directors may redeem the Rights in whole but not in part at a Redemption Price of $.001 per Right. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

      Exchange of the Rights. At any time after a Flip-in Event, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person or any of its affiliates or associates which have become void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right.

      Adjustments. The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights, options or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Common Stock) or of subscription rights or warrants (other than those referred to above).

       Reserved Shares/Substitution of Assets. The Rights Agreement contemplates that the Company will reserve a sufficient number of authorized but unissued shares of Common Stock to permit the exercise of the right to exchange the Rights should the Rights become exercisable. The Board of Directors may (and under certain circumstances is obligated to) issue other equity securities or assets upon the exercise of the Rights if sufficient shares of Common Stock are not available for issuance should the Rights become exercisable. The Board of Directors may make adequate provision to substitute for the shares of Common Stock which are not available for issuance upon exercise of such Rights either cash, other equity securities of the Company (including, without limitation, shares of Preferred Stock of the Company), debt securities of the Company, other assets, or a combination of the foregoing, having an aggregate value (as determined by a majority of the Board of Directors after receiving advice from a nationally recognized investment banking firm) equal to the value of the shares of Common Stock unavailable for issuance upon exercise of the Rights. In addition, the Board of Directors, subject to certain limitations, may amend the Rights to change the Exercise Price and therefore the number of shares of Common Stock issuable upon exercise of the Rights. If the Company does not take such action within 30 days following the later of a Flip-In Event or the date on which the Company's right of redemption with respect to the Rights expires, then the Company will be required to deliver cash as the substitute for the unavailable authorized shares of Common Stock.

     Amendment of the Rights Agreement. At any time prior to the Separation Date, the Board of Directors may amend any provision of the Rights Agreement in any manner, including to change the Exercise Price, without the approval of the holders of the Common Stock. Thereafter, subject to certain limitations, the Board of Directors may amend the Rights Agreement without the approval of the holders of the Common Stock so long as the interests of the holders of the Rights are not adversely affected, including generally (i) to shorten or lengthen any time period under the Rights Agreement or (ii) in any manner that the Board deems necessary or desirable, so long as such amendment is consistent with and for the purpose of fulfilling the objectives of the Board of Directors in originally adopting the Rights Agreement.

      Independent Director Review. The Rights Agreement final expiration date is ten years from the Record Date. However, a committee of the Company's Directors who are neither officers, employees or affiliates of the Company will review the Rights Plan at least every three years and, if a majority of these Directors deems it appropriate, may recommend a modification or termination of the Rights Agreement.